Carlos Ramirez

T: +1 858 550 6157

cramirez@cooley.com

December 14, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549

Attention:
Nicholas O’Leary
Abby Adams

Re:	TriSalus Life Sciences, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 19, 2023 File No. 333-274292

Ladies and Gentlemen:

On behalf of TriSalus Life Sciences, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 4, 2023 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed on October 19, 2023. Concurrently with the submission of this letter, the Company is filling its third amendment to the registration statement on Form S-1 (the “Amendment No. 3”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in Amendment No. 3 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed October 19, 2023

Cover Page

1.	We note your revisions in response to prior comment 1 and we reissue in part. Please disclose here any purchase price of the assumed RSUs and legacy Trisalus shares or clarify that no consideration was paid.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 5 of Amendment No. 3. In response to comment 3 below, the Company has removed from registration the resale of the legacy Trisalus shares from Amendment No. 3.

Cooley LLP   10265 Science Center Drive   San Diego, CA   92121-1117

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U.S. Securities and Exchange Commission

December 14, 2023

Page Two

General

2.	We note your analysis in response to prior comment 9, and reissue the comment in full. Please revise the first paragraph on the cover page, and the prospectus generally, to remove the registration of the issuance of common stock underlying the warrants referenced in the comment.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 4 and 197 of Amendment No. 3 to remove from registration the issuance of common stock underlying the “Conversion Warrants” referenced in Amendment No. 3. The revised disclosure takes into account the clarification provided by the Staff pursuant to a conference call on November 7, 2023 that the Staff is only reissuing the comment for the “Conversion Warrants” and not the “Private Placement Warrants.”

3.	We note your revisions to prior comment 10 and we reissue the comment. The company seeks to register “(c) up to 15,575,001 shares of Common Stock issued pursuant to that Agreement and Plan of Merger, dated as of November 11, 2022, as amended on April 4, 2023, May 13, 2023 and July 5, 2023, by and among MTAC, MTAC Merger Sub, Inc. and TriSalus Operating Life Sciences, Inc. (‘Legacy TriSalus’) to certain former equityholders of Legacy TriSalus,” as noted in the second paragraph on the cover page. As TriSalus merged into the SPAC merger subsidiary, these affiliates are deemed to be underwriters, and must set a fixed price at which the shares will be sold for the duration of the offering. Refer to Securities Act Rule 145(c). Please revise the prospectus accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 5, 170 and 197 of Amendment No. 3 to remove from registration the resale of such shares.

***

Please contact Carlos Ramirez at (858) 550-6157 or at cramirez@cooley.com or Matthew T. Browne at (858) 550-6045 or at mbrowne@cooley.com with any questions or comments regarding the Company’s response to the Staff’s Comments.

Sincerely

Cooley LLP

/s/ Carlos Ramirez

Carlos Ramirez

cc:	Mary Szela - TriSalus Life Sciences, Inc.

Matthew T. Browne - Cooley LLP

Cooley LLP   10265 Science Center Drive   San Diego, CA   92121-1117

t: +1 858 550 6000 f: +1 858 550-6420 cooley.com